Exhibit C

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 9, 2014 by and among TechTarget, Inc., a Delaware corporation (the “Company”), TCV V, L.P. (“TCV”) and TCV Member Fund, L.P. (“TCVMF and collectively with TCV, “Sellers”).

WHEREAS, Sellers directly own shares of the issued and outstanding common stock, par value $0.001 per share, of the Company (“Company Shares”);

WHEREAS, Sellers desire to sell, and the Company desires to purchase, free and clear of any and all Liens (as defined herein), an aggregate of 1,000,000 Company Shares for an aggregate purchase price as set forth in Section 1.2 herein; and

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE; CLOSING

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, each Seller agrees, severally and not jointly, to sell, convey, assign, transfer and deliver to the Company that number of Company Shares set forth opposite such Seller’s name on Exhibit A attached hereto (the “Purchased Shares”), and the Company agrees to purchase the Purchased Shares to be purchased from such Seller at the Per Share Purchase Price (as defined below), free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, limitations on transfer or other agreements or claims of any kind or nature whatsoever, other than those imposed by applicable federal and state securities laws (collectively, “Liens”).

Section 1.2 Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Company of the Purchased Shares, the Company shall pay to each Seller for each Purchased Share to be purchased from such Seller a price per Purchased Share of $9.797 (the “Per Share Purchase Price”), for an aggregate purchase price of $9,797,000 (the “Aggregate Purchase Price”), in cash.

Section 1.3 Expenses. Except as expressly set forth in this Agreement, all fees and expenses incurred by each party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including without limitation the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

Section 1.4 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on December 10, 2014 or such other date as the parties agree (the “Closing Date”), provided that the obligations of Sellers and the Company to consummate the transactions contemplated by this Agreement shall be conditioned upon there being no injunction or other order, judgment, law, regulation, decree or ruling or other legal restraint or prohibition having been issued, enacted or promulgated by a court or other governmental authority of competent jurisdiction that would have the effect of prohibiting or preventing the consummation of the transactions contemplated hereunder.

Section 1.5 Closing Delivery.

(a) At or prior to the Closing Date, in accordance with Section 1.1 hereof, Sellers shall deliver or cause to be delivered to Computershare Trust Company, N.A. (“Computershare”), at an address to be designated in writing by the Company, the certificates representing the Purchased Shares to be purchased on the Closing Date, duly and validly endorsed or accompanied by stock powers duly and validly executed in blank and sufficient to convey to the Company good, valid and marketable title in and to such Purchased Shares, free and clear of any and all Liens. At the election of Sellers, Sellers may, in lieu of delivering certificates representing the Purchased Shares to be sold thereby, cause its broker(s) to deliver the applicable Purchased Shares to Computershare through the facilities of the Depository Trust Company’s DWAC system. In the event of such an election, the Company shall deliver a letter to Computershare, in a form reasonably acceptable to Computershare, which letter shall include the broker name, phone number and number of Purchased Shares to be so transferred, instructing Computershare to accept the DWAC. Upon consummation of this Agreement, the Company shall cause Computershare to issue a new stock certificate to the Sellers representing the balance of the Sellers’s unpurchased shares represented by certificates delivered to Computershare by the Sellers.

(b) On the Closing Date, upon confirmation from Computershare that all documents have been delivered in accordance with Section 1.1 and Section 1.5(a) hereof, the Company shall deliver or cause to be delivered to each Seller the Aggregate Purchase Price to be paid to such Seller as set forth on Exhibit A attached hereto, by wire transfer of immediately available funds to the account or accounts designated by each Seller in writing.

(c) Each party hereto further agrees to execute and deliver such other instruments as shall be reasonably requested by a party hereto to consummate the transactions contemplated by this Agreement.

ARTICLE II

COVENANTS

Section 2.1 Public Filings. Promptly following the date hereof, Sellers shall cause to be filed with the Securities and Exchange Commission an amendment to their most recent Schedule 13D filing, and prior to filing will provide the Company and its counsel a reasonable opportunity to review and comment upon such amendment. Promptly following the date hereof, Sellers shall cause to be filed with the Securities and Exchange Commission a Form 4 reflecting the sale of the Purchased Shares, and prior to filing will provide the Company and their counsel a reasonable opportunity to review and comment upon such amendment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby makes, severally with respect to itself only and not with respect to any other such party, the following representations and warranties to the Company:

Section 3.1 Existence; Authority. Such Seller, as applicable, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Seller, as applicable, has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 3.2 Enforceability. This Agreement has been duly and validly executed and delivered by such Seller, and, assuming due and valid authorization, execution and delivery by the Company, this Agreement will constitute the legal, valid and binding obligation of such Seller, as applicable, enforceable against such person in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 3.3 Ownership. Each Seller is the respective beneficial owner of the Purchased Shares, free and clear of any and all Liens. Each Seller has full power and authority to transfer full legal ownership of its respective Purchased Shares to the Company, and such Seller is not required to obtain the approval of any person or governmental agency or organization to effect the sale of the Purchased Shares.

Section 3.4 Good Title Conveyed. All Purchased Shares sold by Sellers hereunder shall be free and clear of any and all Liens and good, valid and marketable title to such Purchased Shares will effectively vest in the Company at the Closing.

Section 3.5 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of such Seller, threatened against such Seller that could impair the ability of Sellers, to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.6 Other Acknowledgements. Each Seller represents, severally with respect to itself only and not with respect to any other such party, that it is a sophisticated investor. Each Seller further represents, severally with respect to itself only and not with respect to any other such party, that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and has, independently and without reliance upon the Company, made its own analysis and decision to sell the Purchased Shares. Each Seller acknowledges, severally with respect to itself only and not with respect to any other such party, that none of the Company or any of their respective directors, officers, subsidiaries or Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement. Each Seller represents, severally with respect to itself only and not with respect to any other party, that (i) it is a sophisticated investor and (ii) the sale of the applicable Purchased Shares by Sellers was (x) privately negotiated in an independent transaction and (y) does not violate any rules or regulations applicable to such Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY

The Company makes the following representations and warranties to Sellers:

Section 4.1 Existence; Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to execute and deliver this Agreement to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

Section 4.2 Enforceability. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Sellers, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 4.3 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Company, threatened against such party that could impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 4.4 Other Acknowledgments. The purchase of the Purchased Shares by the Company was privately negotiated in an independent transaction. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, the Certificate of Incorporation or By-laws of the Company or any law, rules, regulation instrument, judgment, order, writ, decree or contract known to the Company to which the Company or any of the material assets of the Company are subject, including, but not limited to, Section 160 of the Delaware General Corporation Law or the Company’s policies and procedures regarding “related party” transactions.

ARTICLE V

CONDITIONS TO CLOSING

Section 5.1 Conditions of Company’s Obligations at Closing. The obligations of the Company under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Sellers contained in Article III shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b) Performance. Each Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c) Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

Section 5.2 Conditions of Sellers’ Obligations at Closing. The obligations of the Sellers under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Article IV shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b) Payment of Purchase Price; Performance. The Company shall have delivered the Aggregate Purchase Price as specified in Section 1.2, and the Company shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

(c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Survival. Each of the representations, warranties, covenants, and agreements in this Agreement or pursuant hereto shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement.

Section 6.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, cable, telecopy or mail (registered or certified, postage prepaid, return receipt requested) to the respective parties hereto addressed as follows:

If to the Company:

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

Attention: Jane E. Freedman

Email: jfreedman@techtarget.com

Facsimile: (617) 431-9205

With a copy to:

WilmerHale

60 State Street

Boston, MA 02109

Attention: Mark G. Borden

Email: mark.borden@wilmerhale.com

Facsimile: (617) 526-5000

If to any Seller:

Technology Crossover Ventures

528 Ramona Street

Palo Alto, CA 94301

Attn: Ric Fenton

Email: rfenton@tcv.com

Facsimile: (650) 475-1237

With a copy to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive

Suite 900

Boston, MA 02210

Attention: Richard R. Hesp

                 Keith J. Scherer

Email: rhesp@gunder.com

            kscherer@gunder.com

Facsimile: (617) 648-9199

Section 6.3 Certain Definitions. As used in this Agreement, (a) the term “Affiliate” shall have the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and shall include persons who become Affiliates of any person subsequent to the date hereof; and (b) the Company and each Seller are referred to herein individually as a “party” and collectively as “parties.”

Section 6.4 Specific Performance. The Company, on the one hand, and Sellers, on the other hand, acknowledge and agree that the other would be irreparably injured by a breach of this Agreement and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement. Accordingly, the parties agree to the granting of specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without proof of actual damages, and further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity.

Section 6.5 No Waiver. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 6.6 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding. The parties agree that the court making any such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 6.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld) except as set forth in Section 1.5(a). Any purported assignment of a party’s rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 6.8 Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 6.9 Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.10 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction

Section 6.11 Submission to Jurisdiction. Each of the parties irrevocably submits to the exclusive jurisdiction and service and venue in any federal or state court sitting in the State of Delaware for the purposes of any action, suit or proceeding arising out of or with respect to this Agreement. Each of the parties irrevocably and unconditionally waives any objections to the laying of venue of any action, suit or proceeding relating to this Agreement in any federal or state court sitting in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY.

Section 6.12 Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 6.13 Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 6.14 Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

TECHTARGET, INC.

By:

Name:

Title:

TCV V, L.P.

By:	Technology Crossover Management V, L.L.C.

Its:	General Partner

By:

Name:

Title:

TCV MEMBER FUND, L.P.,
A Cayman Islands exempted limited partnership,
Acting by its general partners

Technology Crossover Management V, L.L.C.
A Cayman Islands exempted company

By:

Name:

Title:

[signature page to Purchase Agreement]

Exhibit A

Schedule of Sellers

Seller	Purchased Shares	Aggregate Purchase Price
TCV V, L.P.	981,325	$9,614,041.03

TCV MEMBER FUND, L.P.	18,675	$182,958.97

Total:	1,000,000	$9,797,000.00